SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Provides Update on Phase IIa PBT2 Trial in Alzheimer’s Disease Patients

Prana Provides Update on Phase IIa PBT2 Trial in Alzheimer’s Disease Patients

- 70% of patients enrolled -
- Positive Data Safety Monitoring Board review -
- On track to complete dosing by end 2007 -

MELBOURNE, Australia - August 6, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced an update on the progress of its Phase IIa clinical trial of PBT2 in patients with early Alzheimer’s disease.

Trial Progress and Data Safety Monitoring Board (DSMB) Review - Key Points:

•	The independent DSMB has reviewed blinded data of over 50 patients
•	There have been no treatment-related serious adverse events or withdrawals
•	The DSMB has confirmed that the trial is safe to continue as per the original protocol
•	55 patients (or approximately 70% of the planned 80 patients) have been randomized
•	30 patients have completed dosing
•	As planned, patient dosing is expected to be completed by the end of 2007

This Phase IIa trial is a double-blind, placebo-controlled safety and tolerability study of PBT2 in patients with mild forms of Alzheimer’s disease. PBT2 is Prana’s proprietary lead compound. In addition, the trial is investigating the effect of PBT2 on multiple cerebrospinal fluid (CSF) and blood biomarkers that have been directly associated with the etiology of Alzheimer's disease. Outcomes will include measures of CSF A-beta and tau levels, as well as neurocognitive and behavioral changes. Commenting on this, Professor Rudolph Tanzi, Professor of Neurology at Harvard Medical School, said: “There is a growing appreciation in the pharmaceutical industry that these biomarkers measured in this trial, specifically the A-beta protein, might be indicators of therapeutic benefit of drugs such as PBT2.”

Steven D. Targum, M.D., Chief Medical Advisor to Prana said: “The trial is progressing well, with about 70% of study patients already randomized and dosing of more than one-third completed. We are extremely optimistic about the positive safety and tolerability demonstrated by PBT2 to date.”

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9414	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  August 8, 2007